TAILWIND FINANCIAL INC.
BCE Place, 181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3

April 9, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

RE:                                                                 Tailwind Financial Inc.
CIK: 0001368879
Registration Statement on Form S-1
File No. 333-135790

Registration Statement on Form 8-A
File No. 001-33385

Ladies and Gentlemen:

Tailwind Financial Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, and Registration Statement on Form 8-A, be accelerated to 4:00 p.m., Eastern time, on April 11, 2007, or as soon as practicable thereafter.

Deutsche Bank Securities Inc. is the principal underwriter in connection with the Company’s above-referenced Registration Statement on Form S-1.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “SEC”) or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Kevin M. Barry (617-951-8368) or Laurie A. Cerveny (617-951-8527) of Bingham McCutchen LLP.

Sincerely,

TAILWIND FINANCIAL INC.

/s/ Andrew A. McKay
Andrew A. McKay
President and Chief Executive Officer

cc:                             Kevin M. Barry, Bingham McCutchen LLP
                                                Laurie A. Cerveny, Bingham McCutchen LLP

April 9, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1004

Re:          Tailwind Financial Inc.
                Registration Statement on Form S-1
                File No. 333-135790

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Tailwind Financial Inc. (the “Issuer”) that the effectiveness of the Issuer’s above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on April 11, 2007 or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:	Deutsche Bank Securities Inc
By:	/s/ Neil Abromavage
Name: Neil Abromavage Title: Director